October 2, 2017

Via E-Mail and EDGAR

Mr. Martin James

Senior Assistant Chief Accountant

Office of Electronics and Machinery

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:          Houston Wire & Cable Company

Form 10-K for the Fiscal Year Ended December 31, 2016

Filed March 24, 2017

File No. 1-34361

Dear Mr. James:

On behalf of Houston Wire & Cable Company (the “Company”), I am writing to respond to the comments of the staff of the Securities and Exchange Commission in your letter to me dated September 8, 2017 with respect to the Company’s annual report on Form 10-K for the Fiscal Year Ended December 31, 2016.

For the convenience of the staff’s review, we have set forth each comment in bold, italicized type below, followed immediately by our response to the comment.

Form 10-K for the Fiscal Year Ended December 31, 2016; Selected Financial Data, page 12

Comment:

1.	On page 12 and other sections of Management’s Discussion and Analysis you present non-GAAP measures and changes based on non-GAAP measures, such as Net income (loss) and Net income (loss) per basic and diluted share excluding the after tax impact of impairments; sales on a metal-adjusted basis excluding the impact of Vertex sales; 2015 sales adjusted for the fluctuation in metal prices, but you do not identify them as non-GAAP measures, nor do you provide the reconciliations to the most directly comparable GAAP measure and include the qualitative disclosures required by Item 10(e) of Regulation S-K. Please revise your presentations in future filings to comply with Item 10(e) of Regulation S-K.

In future filings, the Company will identify any non-GAAP measures and reconcile them to the most directly comparable GAAP measures, including any qualitative disclosure, as required by Item 10(e) of Regulation S-K.

Consolidated Financial Statements; Note 1: Organization and Summary of Significant Accounting Policies

Segments, page F-8

2.	Revise future filings to provide the disclosures required by ASC 280-10-50-21. Specifically, disclose how you are organized as a company, identify your CODM, and describe the factors used to identify your operating and reporting segment.

In future filings the Company will provide the necessary disclosures required by ASC 280-15-50-21.

Item 9A. Controls and Procedures, page 26

3.	Tell us when you will file the audited historical financial statements of Vertex as well as the combined pro forma statements reflecting the acquisition.

The company expects to file the above information within the next two to three weeks.

4.	We note management’s “except for” conclusion on the effectiveness of your disclosure controls and procedures as of December 31, 2016. Please amend the filing to remove this qualification and provide a clear and definitive conclusion stating whether your disclosure controls and procedures were effective or were not effective at that date. Refer to Item 307 of Regulation S-K.

The Company acknowledges the Staff’s comment seeking an amended filing to Item 9A to Form 10-K regarding the Company’s disclosure controls and procedures. The Company intends to file an Amendment No. 1 to its Form 10-K to amend and restate Item 9A, Control and Procedures. In the amended and restated Item 9A, the paragraph under “Evaluation of Disclosure Controls and Procedures” is revised to read as follows:

“In accordance with Exchange Act Rules 13a-15 and 15a-15, we carried out an evaluation, under the supervision and with the participation of management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures as of the end of the period covered by this report. In that evaluation, our Chief Executive Officer and Chief Financial Officer noted that we had failed to file an amendment to our October 5, 2016 Form 8-K to provide audited financial statements for Vertex for 2015 and related pro forma information, and as a result our disclosure controls and procedures were not effective as of December 31, 2016. Our evaluation concluded that the ineffectiveness of our disclosure controls and procedures was limited to our inability to obtain in a timely manner audited financial statements of Vertex for a period pre-dating our acquisition and did not impact our current financial reporting or the Company’s current or historical financial statements.”

5.	In light of the “except for” conclusion, please clarify for us whether your failure to timely file the audited financial statements and pro forma information for Vertex represented a material weakness in your disclosure controls and procedures at December 31, 2016, and describe the factors you considered in reaching that conclusion. Similarly, discuss the impact on your internal control over financial reporting at that date.

The Company has concluded that its failure to file 2015 audited financial statements and pro forma information for Vertex (the “Form 8-K/A”) did not constitute a material weakness in our disclosure controls and procedures at December 31, 2016. We based this conclusion on several factors. First, the Company was always aware of the need to file the Form 8-K/A and worked diligently to obtain the necessary information, including engaging Hein & Co. to perform the audit. Second, the delay in filing the Form 8-K/A has been due to the fact that much of the supporting data needed for the audit resided with Vertex’s former owner, not with Vertex itself. There was no issue with the Company’s ability to retrieve information from its own systems, or with the accuracy of that information; the issue was that the data needed to be provided by a source outside the Company’s control. Third, the unreported financial information consisted only of financial statements of Vertex for a period before it was owned by the Company, and pro forma information. This historical and pro forma information is not part of the Company’s audited financial statements, the reliability of which has not been affected by the failure to file the Form 8-K/A. In short, the ineffectiveness of our disclosure controls and procedures was that they did not empower the Company to cause Vertex’s former owner to provide information to us when we needed it. We do not believe that that represents a material weakness in our controls and procedures as the failure to file had no impact on our financial statements, nor any impact in our internal control over financial reporting.

Form 8-K dated August 9, 2017

6.	You present non-GAAP measures and changes based on non-GAAP measures, such as Organic sales; Organic sales excluding Vertex; Sales on a metal-adjusted basis; Operating expenses excluding impairment charges; and Net loss excluding impairment charges, among others but you do not identify them as non-GAAP measures, nor do you provide the reconciliations to the most directly comparable GAAP measure or include the qualitative disclosures required by Item 10(e) of Regulation S-K. Further, you do not always present the directly comparable GAAP measure with equal or greater prominence. Please refer to our Compliance & Disclosure Interpretations for Non-GAAP Financial Measures and apply that guidance to your future filings.

We have reviewed the staff’s Compliance & Disclosure Interpretations. To the extent the Company presents non-GAAP measures in future filings, we will follow that guidance and, as noted in our response to comment no. 1, we will identify the non-GAAP measures and reconcile them to the most directly comparable GAAP measures, including any qualitative disclosure, as required by Item 10(e) of Regulation S-K.

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In connection with our responses to the staff’s comments, the Company acknowledges that the Company and its management are responsible for the adequacy and accuracy of the disclosures in the filing, notwithstanding any review, comments, action or absence of action by the staff.

If you have any questions regarding the Company’s responses to the staff’s comments, please contact me at (713) 609-2125.

Very truly yours,

/s/ Nicol G. Graham

Nicol G. Graham

Vice President and Chief Financial Officer